news release

ARCELORMITTAL REPORTS FIRST QUARTER 2011 RESULTS

Luxembourg, May 11, 2011 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Brussels, Luxembourg), MTS (Madrid)), the world’s leading steel company, today announced results1 for the three months ended March 31, 2011.

As from January 1, 2011, ArcelorMittal is reporting the results of its mining operations as a separate operating segment. The segment change has been undertaken in order to reflect changes in the Company’s approach to managing its mining operations, as required by IFRS. Prior periods have been recast to reflect the new segmentation.

Highlights:
●	Health and Safety frequency rate2 improvement in 1Q 2011 with rate at 1.4x as compared with 1.6x for 4Q 2010
●	EBITDA3 of $2.6 billion in 1Q 2011 (including $0.3 billion non cash gain relating to reversal of provisions)
●	1Q 2011 steel shipments of 22.0 Mt up 4% as compared to 4Q 2010
●	Average steel selling prices up 7% in 1Q 2011 as compared to 4Q 2010
●	Own iron ore production of 11.8 Mt in 1Q 2011, down 6.3% as compared to 12.6 Mt in 4Q 2010
●	5.9 Mt iron ore shipped at market price4 (internally and externally) in 1Q 2011 compared to 6.7 Mt in 4Q 2010
●	Net debt5 increased $2.9 billion to $22.6 billion in 1Q 2011 due to investment in working capital, M&A and forex.

Outlook and guidance:
●	Steel shipments expected to increase in 2Q 2011 in line with higher capacity utilization (approximately 80% vs. 75% in 1Q 2011) driven by continued improvement in underlying demand and seasonal factors
●	Increases in average steel selling prices are expected to more than offset cost increases in 2Q 2011
●	Mining production and profitability are expected to improve in 2Q 2011 as compared to 1Q 2011
●	2Q 2011 EBITDA expected to be between $3.0 - $3.5 billion
●	Working capital requirements expected to increase in line with increased activity and prices; will result in a further increase in net debt in 2Q 2011

Financial highlights on the basis of IFRS1 (amounts in USD):

USDm unless otherwise shown	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Sales	$22,184	$20,699	$19,744	$20,154	$17,428
EBITDA	2,582	1,853	2,162	2,809	1,701
Operating income	1,431	397	1,028	1,603	577
Income / (loss) from discontinued operations	461	(547)	38	127	52
Net income / (loss)	1,069	(780)	1,350	1,704	640
Basic earnings / (loss) per share (USD)	0.69	(0.51)	0.89	1.13	0.42

Continuing operations
Own iron ore production (Mt)	11.8	12.6	13.0	12.8	10.6
Iron ore shipped internally and externally at market price (Mt)4	5.9	6.7	6.1	6.9	5.4
Crude steel production (Mt)	23.5	21.6	22.2	24.3	22.5
Steel shipments (Mt)	22.0	21.1	20.5	22.3	21.0
EBITDA/tonne (US$/t)	118	88	105	126	81
Operating income / tonne (US$/t)	65	19	50	72	27

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

“As anticipated, we have seen a stronger start to the year, with an increase in both shipments and selling prices.  This is expected to further improve in the second quarter as the underlying demand recovery continues. We remain confident that 2011 will be a stronger year than 2010.

This quarter we have started to separate out the profit contribution from our mining operations, which has the added benefit of enabling us to maximise returns, optimize capital allocation and pursue our plans for growth in this area.”

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL FIRST QUARTER 2011 RESULTS
ArcelorMittal, the world’s leading steel company, today announced results for the three months ended March 31, 2011.

Corporate social responsibility performance

Health and safety - Own personnel and contractors lost time injury frequency rate2

Health and safety performance improved to 1.4x for the first quarter of 2011 as compared to 1.6x in the fourth quarter of 2010, with improvement in the safety performance of all our reportable segments except for Distribution Solutions.

Own Personnel and contractors - Frequency Rate
Lost time injury frequency rate	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Total Mines	0.9	1.1	1.7	1.6	1.8

Lost time injury frequency rate	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Flat Carbon Americas	1.9	2.0	1.7	1.9	1.9
Flat Carbon Europe	1.9	2.3	2.1	2.5	2.3
Long Carbon Americas and Europe	1.2	1.7	2.3	2.1	2.0
Asia Africa and CIS	0.7	0.9	1.2	0.6	1.1
Distribution Solutions	3.5	2.8	2.3	2.4	3.4
Total Steel	1.5	1.7	1.9	1.7	1.9

Lost time injury frequency rate	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Total (Steel and Mines)	1.4	1.6	1.9	1.7	1.9

Key initiatives for the three months ended March 31, 2011

o
ArcelorMittal published its fifth annual Corporate Responsibility Report “Safe, Sustainable Steel”. The report details the progress the Company has made in all areas of Health & Safety and corporate responsibility.

o
ArcelorMittal USA earned the 2011 ENERGY STAR® Award for sustained excellence for the fourth time. The award is given to companies whose energy management programs show continuous growth and accomplishment and that demonstrate a commitment to energy efficiency.

o
At the end of February 2011, ArcelorMittal Tubarão accomplished the important milestone of 365 days without a Lost Time Injury (LTI) for its own employees - a result of persistence, continual improvement and, most importantly, the commitment and engagement of each employee.

Analysis of results for the three months ended March 31, 2011 versus the three months ended December 31, 2010 and the three months ended March 31, 2010

ArcelorMittal’s net income for the three months ended March 31, 2011 was $1.1 billion, or $0.69 per share, as compared with net loss of $0.8 billion, or $0.51 loss per share, for the three months ended December 31, 2010 and net income of $0.6 billion, or $0.42 per share, for the three months ended March 31, 2010.

Total steel shipments for the three months ended March 31, 2011 were 22.0 million metric tonnes as compared with 21.1 million metric tonnes for the three months ended December 31, 2010 and 21 million metric tonnes for the three months ended March 31, 2010.

Sales for the three months ended March 31, 2011 increased 7.2% to $22.2 billion as compared with $20.7 billion for the three months ended December 31, 2010, and were up 27.3% as compared with $17.4 billion for the three months ended March 31, 2010.  Sales were higher during the first quarter of 2011 as compared to the fourth quarter of 2010 primarily due to higher shipment volumes (+4.0%) and average steel selling prices (+6.8%).

Depreciation expense of $1.1 billion for the three months ended March 31, 2011 was flat as compared to the three months ended December 31, 2010 and March 31, 2010, respectively.

Impairment losses for the three months ended March 31, 2011 were $18 million as compared to impairment losses for the three months ended December 31, 2010 of $381 million. The fourth quarter 2010 impairment losses included $186 million relating to the Company’s coal mines in Russia, $113 million relating to certain subsidiaries in the Distribution Solutions segment (primarily reflecting construction market weakness) and $82 million primarily relating to idle downstream assets in the European business.

Operating income for the three months ended March 31, 2011 was $1.4 billion, as compared with operating income of $0.4 billion for the three months ended December 31, 2010 and operating income of $0.6 billion for the three months ended March 31, 2010.

Operating performance for the three months ended March 31, 2011 was positively impacted by a non-cash gain of $336 million related to the reversal of provisions for inventory write-downs, triggered by improved market conditions, and reversal of provisions for litigations. In addition, operating performance for the three months ended March 31, 2011 included a non-cash gain of $119 million relating to unwinding of hedges on raw material purchases as compared to an $88 million and $89 million gain recorded in the three months ended December 31, 2010 and March 31, 2010 respectively.  Fourth quarter 2010 operating performance was positively impacted by a net gain of $140 million from the sale of carbon dioxide credits that ArcelorMittal will fully re-invest in energy savings projects within the Flat Carbon Europe perimeter.

Income from equity method investments and other income for the three months ended March 31, 2011 was $148 million, as compared to $74 million and $93 million for the three months ended December 31, 2010 and March 31, 2010, respectively.

Net interest expense (including interest expense and interest income) increased to $459 million for the three months ended March 31, 2011 from $413 million for the three months ended December 31, 2010, primarily due to the impact of exchange rate fluctuations and higher interest on account of new bonds issued. Net interest expense for the three months ended March 31, 2010 was $352 million.

As a result of hedging transactions undertaken by the Company in December 2010, there were no mark-to-market gains or losses during the quarter ended March 31, 2011 with respect to the embedded derivatives in ArcelorMittal’s convertible bonds.  The Company had recorded a non-cash loss of $293 million for the three months ended December 31, 2010, and a non-cash gain of $141 million for the three months ended March 31, 2010, as a result of these mark-to-market adjustments.

Foreign exchange and other net financing costs were $667 million for the three months ended March 31, 2011 as compared to $494 million for the three months ended December 31, 2010. During the three months ended March 31, 2011 a 6.3% depreciation of the USD resulted in a foreign exchange loss of $466 million compared to a $280 million foreign exchange loss in the three months ended December 31, 2010, when the USD depreciated by 2.09%. The foreign exchange loss was primarily related to higher costs on the Company’s euro-denominated debt. Foreign exchange and other net financing costs for the three months ended March 31, 2010 had amounted to $192 million.

ArcelorMittal recorded an income tax benefit of $166 million for the three months ended March 31, 2011, as compared to an income tax benefit of $450 million for the three months ended December 31, 2010. The income tax benefit for the three months ended March 31, 2010 was $361 million.

Gain attributable to non-controlling interests for the three months ended March 31, 2011 was $11 million as compared with losses of $46 million and gain of $40 million for the three months ended December 31, 2010 and March 31, 2010, respectively.

Discontinued operations for the three months ended on March 31, 2011 amounted to a gain of $461 million, including $42 million of the post-tax net results contributed by the stainless steel operations prior to the spin-off of the stainless steel business into Aperam which was completed on January 25, 2011. The balance of $419 million represents a one-time non-cash gain from the recognition through the income statement of gains/losses relating to the demerged assets previously held in equity.

Capital expenditure projects
The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects in Most Recent 4 Quarters
Segment	Site	Project	Capacity / particulars	Actual Completion
FCA	ArcelorMittal Tubarão (Brazil)	Vega do Sul expansion plan	Increase in HDG production of 350kt / year	2Q 10
FCA	ArcelorMittal Dofasco (Canada)	Primary steelmaking optimization	Increase of slab capacity by 630kt / year	2Q 10
FCE	ArcelorMittal Dunkerque (France)	Modernization of continuous caster No.21	Slab capacity increase by 0.8mt / year	4Q 10
Mining	Princeton Coal (USA)	Underground mine expansion	Capacity increase by 0.7mt	1Q 11

Ongoing (a) Projects
Segment	Site	Project	Capacity / particulars	Forecasted Completion
Mining	Liberia mines	Greenfield Liberia	Iron ore production of 1mt / year initially and 15mt / year upon full ramp-up	2011(b)
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt	2012
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	2013
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	2013

a)	Ongoing projects refer to projects for which construction has begun and exclude various projects that are under development.
b)
Iron ore mining production is expected to commence in Q3 2011 with initial annual production of 1 million tonnes. The expansion to 15 million tonnes with forecast completion by 2015 will require investment in a concentrator which is currently under the final stage of approvals.

Projects through Joint Ventures

Country	Site	Project	Capacity / particulars	Forecasted completion
Saudi Arabia	Al-Jubail	Seamless tube mill	Capacity of 600kt of seamless tube	2012
China	Hunan Province	VAMA Auto Steel JV	Capacity of 1.2mt for the auto market	2013
China	Hunan Province	VAME Electrical Steel JV	Capacity of 0.3mt of electrical steel	2013
Iraq	Sulaimaniyah (Northern Iraq)	Rebar Mill	Rebar capacity of 0.25mt / year	To be determined
South Africa	Kalahari Basin	Manganese mine	Capacity of 2.4mt of manganese sinter product	2013

Analysis of segment operations for the three months ended March 31, 2011 as compared to the three months ended December 31, 2010

As from January 1, 2011 the Company’s mining operations are reported as a separate operating segment. This change in segmentation reflects the changes in ArcelorMittal’s approach to managing its mining operations i.e. a dedicated mining management team. These changes now allow the Company to maximize returns and optimize capital allocation. Accordingly, as required by IFRS, prior periods have been recast to reflect this new segmentation.

All raw materials consumed from ArcelorMittal mines that could practically be sold outside the Group are now reported at market prices. Production from “captive” mines (limited by logistics or quality) continues to be reported at cost-plus to the steel facilities. The principal impact of this change has been to increase the costs of raw materials consumed by FCA and AACIS segments.

Flat Carbon Americas

USDm unless otherwise shown	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Sales	$4,939	$4,573	$4,394	$4,640	$4,077
EBITDA	528	158	379	657	361
Operating income / (loss)	307	(67)	166	441	151

Crude steel production ('000t)	6,063	5,636	5,932	5,854	5,679
Steel shipments ('000t)	5,563	5,432	4,979	5,346	5,271
Average steel selling price (US$/t)	830	769	826	810	722
EBITDA/tonne (US$/t)	95	29	76	123	68
Operating income (loss) /tonne (US$/t)	55	(12)	33	82	29

Flat Carbon Americas crude steel production amounted to 6.1 million tonnes for the three months ended March 31, 2011, an increase of 7.6% as compared to 5.6 million tonnes for the three months ended December 31, 2010. Capacity utilization has increased from 68% in the fourth quarter of 2010 to 73% in the first quarter of 2011. Production increased in all operating units in anticipation of higher demand, except in the Company’s South American operations where production remained constrained due to disruptions in the local coal handling port.

Steel shipments for the first quarter of 2011 were 5.6 million tonnes, an increase of 2.4% as compared to 5.4 million tonnes for the three months ended December 31, 2010. Shipments increased in all units reflecting increased demand, except in the Company’s South American operations where slab exports were reduced due to constrained production.

Sales in the Flat Carbon Americas segment were $4.9 billion for the three months ended March 31, 2011, an increase of 8% as compared to $4.6 billion for the three months ended December 31, 2010. Sales increased primarily due to higher average steel selling prices (7.9%) and improved steel shipments (2.4%).

EBITDA in the first quarter of 2011 improved to $528 million as compared to $158 million in the fourth quarter of 2010, driven by higher steel selling prices and higher volumes and a more profitable product mix.  EBITDA and operating results in the first quarter of 2011 were also positively impacted by a non-cash gain of $185 million primarily related to reversal of provisions for inventory write-downs, triggered by improved market conditions in North America.

Flat Carbon Europe

USDm unless otherwise shown	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Sales	$7,812	$6,817	$6,268	$6,590	$5,875
EBITDA	471	543	452	560	460
Operating income	106	142	80	222	90

Crude steel production ('000t)	7,631	7,006	7,107	8,507	7,406
Steel shipments ('000t)	7,384	6,593	6,521	7,540	6,856
Average steel selling price (US$/t)	928	907	855	776	757
EBITDA/tonne (US$/t)	64	82	69	74	67
Operating income /tonne (US$/t)	14	22	12	29	13

Flat Carbon Europe crude steel production amounted to 7.6 million tonnes for the three months ended March 31, 2011, an increase of 8.9% as compared to 7.0 million tonnes for the three months ended December 31, 2010. Capacity utilization increased from 67% in the fourth quarter of 2010 to 73% in the first quarter of 2011. Production increased in all divisions reflecting improved demand.

Steel shipments for the three months ended March 31, 2011 were 7.4 million tonnes, an increase of 12% as compared to 6.6 million tonnes for the three months ended December 31, 2010. Steel shipments increased in all divisions driven by higher demand particularly in Northern Europe.

Sales in the Flat Carbon Europe segment were $7.8 billion for the three months ended March 31, 2011 an increase of 14.6% as compared to $6.8 billion for the three months ended December 31, 2010. Sales increased primarily due to higher average steel selling prices (2.3%) and higher steel shipments (12%).

EBITDA for the three months ended March 31, 2011 was $471 million, a 13.3% decrease as compared to $543 million for the three months ended December 31, 2010. EBITDA in the fourth quarter was positively impacted by a $140 million gain from the sale of carbon dioxide credits that ArcelorMittal will fully re-invest in energy savings projects within the Flat Carbon Europe perimeter.  Excluding this gain, EBITDA in the first quarter 2011 was up 16.9% as compared to the fourth quarter 2010, primarily due to higher steel shipments.

Operating results in the first quarter of 2011 were also positively impacted by a $119 million non-cash gain relating to the unwinding of hedges on raw material purchases. Operating results in the fourth quarter of 2010 were positively impacted by an $88 million non-cash gain relating to the unwinding of hedges on raw material purchases.

Long Carbon Americas and Europe

USDm unless otherwise shown	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Sales	$5,889	$5,567	$5,514	$5,468	$4,766
EBITDA	480	315	603	677	480
Operating income	210	28	339	414	223

Crude steel production ('000t)	6,059	5,325	5,472	6,015	5,738
Steel shipments ('000t)	5,872	5,698	5,772	5,984	5,694
Average steel selling price (US$/t)	902	837	832	808	728
EBITDA/tonne (US$/t)	82	55	104	113	84
Operating income /tonne (US$/t)	36	5	59	69	39

Long Carbon Americas and Europe crude steel production reached 6.1 million tonnes for the three months ended March 31, 2011, an increase of 13.8% as compared to 5.3 million tonnes for the three months ended December 31, 2010. Capacity utilization increased from 69% in the fourth quarter of 2010 to 78% in the first quarter of 2011. Production was higher in both Europe and Americas reflecting rebuild of metal stock and the end of the seasonal slow-down in Brazil.

Steel shipments for the three months ended March 31, 2011 were 5.9 million tonnes, an improvement of 3.1% as compared to 5.7 million tonnes for the three months ended December 31, 2010.

Sales in the Long Carbon Americas and Europe segment were $5.9 billion for the three months ended March 31, 2011, an improvement of 5.8% as compared to $5.6 billion for the three months ended December 31, 2010. Sales increased primarily due to higher average steel selling prices (7.8%) and improved steel shipments (3.1%).

EBITDA for the three months ended March 31, 2011 was $480 million, a 52.4% increase as compared to $315 million for the three months ended December 31, 2010. The increase was primarily due to improved profitability driven by higher average selling prices and higher volume, partially offset by higher costs.

Asia Africa and CIS (“AACIS”)

USDm unless otherwise shown	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Sales	$2,570	$2,544	$2,511	$2,518	$2,133
EBITDA	254	215	274	417	229
Operating income	125	92	161	308	120

Crude steel production ('000t)	3,706	3,611	3,726	3,885	3,684
Steel shipments ('000t)	3,142	3,392	3,261	3,409	3,204
Average steel selling price (US$/t)	691	621	630	624	557
EBITDA/tonne (US$/t)	81	63	84	122	71
Operating income /tonne (US$/t)	40	27	49	90	37

AACIS segment crude steel production was 3.7 million tonnes for the three months ended March 31, 2011, an increase of 2.6% as compared to 3.6 million tonnes for the three months ended December 31, 2010. Capacity utilization increased from 75% in the fourth quarter of 2010 to 77% in the first quarter of 2011. The increase was primarily due to higher production in the Company’s South African operations partially offset by loss of production in the CIS countries due to operational issues in Ukraine (Kryviy Rih).

Steel shipments for the three months ended March 31, 2011 were 3.1 million tonnes, a decrease of 7.4% as compared to 3.4 million tonnes for the three months ended December 31, 2010 primarily due to the above-mentioned production constraints and a rebuilding of inventory.

Sales in the AACIS segment increased marginally to $2.6 billion for the three months ended March 31, 2011 as compared to $2.5 billion for the three months ended December 31, 2010. Sales increased primarily due to higher average steel selling prices (11.2%) partially offset by the lower shipments.

EBITDA for the three months ended March 31, 2011 was $254 million, 18.1% higher as compared to $215 million for the three months ended December 31, 2010. EBITDA during the first quarter of 2011 improved primarily due to a recovery in the Company’s South African operations (reflecting an overall improvement of the domestic market), and higher average steel selling prices, which were partially offset by the lower steel shipments and higher cost of coal imported in Ukraine.

Distribution Solutions6

USDm unless otherwise shown	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Sales	$4,261	$4,276	$3,977	$3,999	$3,492
EBITDA	127	87	126	187	57
Operating income / (loss)	84	(64)	82	144	4

Steel shipments ('000t)	4,202	4,751	4,467	4,602	4,353
Average steel selling price (US$/t)	973	864	855	833	770

Steel shipments in the Distribution Solutions segment for the three months ended March 31, 2011 were 4.2 million tonnes, a decrease of 11.6% as compared to 4.8 million tonnes for the three months ended December 31, 2010. The decrease in steel shipments was primarily due to reduced availability of steel supply from the mills in the CIS countries.

Sales in the Distribution Solutions segment were flat at $4.3 billion for the three months ended March 31, 2011 and December 31, 2010, as higher average steel selling prices (12.6%) were offset by the decrease in steel shipments (11.6%).

EBITDA for the three months ended March 31, 2011 was $127 million, 46% higher as compared to $87 million for the three months ended December 31, 2010 due to higher selling prices and non-cash gains of $22 million related to the reversal of certain provisions. Operating results in the fourth quarter of 2010 had been negatively impacted by a $113 million charge relating to impairment on certain subsidiaries.

Mining segment

There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: Internal sales of mined product to ArcelorMittal facilities at prevailing market prices; 3) “Cost-plus tonnes” - Internal sales of mined product to ArcelorMittal facilities at cost-plus basis. The determinant of whether internal sales are transferred at market price or cost-plus is whether or not the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

USDm unless otherwise shown	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Sales	$1,128	$1,217	$1,181	$1,225	$757
EBITDA	607	570	726	643	324
Operating income	493	377	617	415	216

Own iron ore production (a) (Mt)	11.8	12.6	13.0	12.8	10.6
Iron ore shipped externally and internally at market price (b) (Mt)	5.9	6.7	6.1	6.9	5.4
Iron ore shipped internally at cost-plus (b) (Mt)	3.7	5.8	6.1	5.6	4.0

Own coal production(a) (Mt)	1.9	1.8	1.8	1.7	1.6
Coal shipment shipped externally and internally at market price(b) (Mt)	1.1	0.8	0.9	0.9	0.7
Coal shipped internally at cost-plus basis(b) (Mt)	0.9	0.9	0.8	0.8	0.8

(a)  Own iron ore and coal production exclude strategic contracts
(b) Iron ore and coal shipments of both market-priced and cost-plus based materials include the Company’s own mines, and share of production at other mines, and exclude supply under strategic long term contracts.

Own iron ore production (excluding supplies under strategic long-term contracts) was 11.8 million tonnes for the three months ended March 31, 2011, a decrease of 6.3% as compared to 12.6 million tonnes for the three months ended December 31, 2010, mainly due to lower concentrate production as a result of a fire at line number 5 at the concentrator plant in Canada; maintenance issues and grinding mills performance in Ukraine; and maintenance and weather impacts in Brazil.

Shipments of market-priced iron ore were 5.9 million tonnes for the three months ended March 31, 2011, a decrease of 12% as compared to 6.7 million tonnes for the three months ended December 31, 2010, due mainly to seasonal factors in Canada.

Iron ore shipped internally at cost-plus basis decreased to 3.7 million for the three months ended March 31, 2011 as compared to 5.8 million in the fourth quarter of 2010.

Own coal production was 1.9 million tonnes for the three months ended March 31, 2011, an increase of 8.2% as compared to 1.8 million tonnes for the three months ended December 31, 2010, mainly due to an increase in volumes at ArcelorMittal Princeton.

Shipment of market-priced coal was 1.1 million tonnes for the three months ended March 31, 2011, an increase of 37.5% as compared to 0.8 million tonnes for the three months ended December 31, 2010, due mainly to increases at Princeton and other mines.

Coal shipped internally at cost-plus was flat at 0.9 for the three months ended March 31, 2011 as compared to the fourth quarter of 2010.

EBITDA attributable to the mining segment for the three months ended March 31, 2011 was $607 million, 6.5% higher as compared to $570 million for the three months ended December 31, 2010, primarily due to higher selling prices partly offset by lower shipments.  Operating results in the fourth quarter of 2010 had been negatively impacted by a $186 million charge relating to the impairment losses relating to the Company’s coal mines in Russia.

Stainless Steel (Discontinued operations)7

The successful spin-off of the stainless steel business, now known as Aperam, took place following shareholders’ approval on January 25, 2011. Accordingly, results of the stainless steel operations in Q1 2011 and prior periods have been presented as discontinued operations. The discontinued operations results for the three months ended on March 31, 2011 amounted to $461 million, including $42 million of the post tax net results contributed by the stainless steel business prior to the spin off. The balance of $419 million represents a one-time non-cash gain from the recognition through the income statement of gains/losses relating to the demerged assets previously held in equity.

Liquidity and Capital Resources

For the three months ended March 31, 2011, net cash used in operating activities was $1.3 billion, compared to a cash inflow of $3.6 billion for the three months ended December 31, 2010. The cash flow used in operating activities for the first quarter of 2011 included a $1.8 billion investment in operating working capital as compared to a $2.1 billion working capital release in the fourth quarter of 2010. With increased capacity utilization levels during the first quarter of 2011 requiring additional working capital, rotation days8 increased to 66 days during the first quarter of 2011 from 57 days in the fourth quarter of 2010.

Net cash used in investing activities for the three months ended March 31, 2011 was $0.6 billion, as compared to $1.2 billion for the three months ended December 31, 2010. Capital expenditures decreased to $1.0 billion for the three months ended March 31, 2011 as compared to $1.4 billion for the three months ended December 31, 2010; however, full year capex in 2011 is still expected to reach $5.0 billion (as compared to $3.3 billion in 2010). Other investing activities in the first quarter of 2011 of $0.5 billion included an inflow of $0.9 billion from Aperam (due to repayment of a bridge loan), an inflow of $147 million from the sale of CO2 credits, which were partially offset by an outflow of $0.5 billion relating to M&A expenditures (primarily the Baffinland Iron Mines Corporation acquisition). Other investing activities in the fourth quarter of 2010 had been $235 million and included an inflow of $171 million related to proceeds from the sale in Ukraine of bonds received from the local government in exchange for VAT receivables.

Net cash used in financing activities for the three months ended March 31, 2011 was $0.8 billion, as compared to cash provided by financing activities of $0.6 billion for the three months ended December 31, 2010.

During the first quarter of 2011, the Company paid dividends amounting to $294 million as compared to $335 million in the fourth quarter of 2010. Dividends paid during the first quarter of 2011 were all paid to the parent company shareholders.

At March 31, 2011, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $3.9 billion as compared to $6.3 billion at December 31, 2010. During the quarter, net debt increased by $2.9 billion to $22.6 billion as compared with $19.7 billion at December 31, 2010 due to the increase in cash used in operations, the increase in M&A related expenditures and $0.4 billion on account of foreign exchange losses, which was partially offset by the repayment of the bridge loan by Aperam.

The Company had liquidity of $14.59 billion at March 31, 2011, compared with liquidity of $17.6 billion at December 31, 2010, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $3.9 billion and $10.6 billion of available credit lines.

Update on management gains, fixed cost reduction program and capacity utilization

At the end of the first quarter of 2011, the Company’s annualized sustainable savings increased to $3.5 billion as compared to $3.1 billion at the end of December 31, 2010 (excluding Aperam). The Company maintains its target to reach management gains of $4.8 billion (revised plan excluding Aperam) of sustainable SG&A, fixed cost reductions and continuous improvement by end of 2012.

Capacity utilization increased to approximately 75% in the first quarter of 2011, as compared to approximately 69% in the fourth quarter of 2010 due to improved market demand.

Recent Developments

•
On April 21, 2011, ArcelorMittal announced the extension of the conversion date of the $750 million privately placed mandatory convertible bond (MCB) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the bond, originally set for May 25, 2011, has been extended to January 31, 2013. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed.

•
On April 8, 2011, ArcelorMittal and Cliffs Natural Resources Inc. (“Cliffs”) announced the companies reached a negotiated settlement regarding all pending contract disputes related to the procurement by ArcelorMittal of iron ore pellets for certain of its facilities in the U.S. As part of the settlement, Cliffs and ArcelorMittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes.  ArcelorMittal had previously provisioned $256 million, while the effect of this settlement was an additional charge of $8 million. Therefore, the impact on ArcelorMittal’s earnings was minimal. Cliffs and ArcelorMittal have agreed to replace the previous pricing mechanism in one of the parties’ iron ore supply agreements with a world market-based pricing mechanism in which the pellet price will be indexed to the Platts published price for Vale fines on a quarterly basis.  The new pricing mechanism begins in 2011 and continues through the remainder of the contract. The previous pricing mechanism was formula based including multiple market related factors, however, under certain conditions, it allowed for price re-openers which would ultimately approximate market pricing in the affected years. The renegotiated contract represents approximately 15% of the Company’s U.S. pellet requirements under normal operating conditions and 30% of its total Cliffs pellet contracts.  Finally, as a result of the settlement, ArcelorMittal has obtained greater certainty with respect to 2011 volumes under the parties’ other pellet supply agreement.

•
On March 18, 2011, ArcelorMittal signed a US$6 billion 5 year Revolving Credit Facility. The facility replaces the €5 billion Revolving Credit Facility under ArcelorMittal’s then existing €17 billion Credit Facility Agreement dated 30 November 2006, and will be used for the general corporate purposes of the ArcelorMittal group.

•
On March 2, 2011, ArcelorMittal announced that it had signed agreements to invest in new equity capital resulting in a shareholding of 40% in G Steel Public Company Limited (“G Steel”), a company listed on the Stock Exchange of Thailand (SET). G Steel and its subsidiary GJ Steel Public Company Limited (“GJ Steel”), which is also listed on the SET, are leading producers of hot-rolled coils. G Steel has an electric arc furnace (EAF) based medium slab rolling facility in Rayong and GJ Steel has an EAF-based thin slab rolling facility in Chonburi, with a combined annual capacity of over 2.5 million tonnes per annum. The companies together have over 1,400 employees.

•
On March, 7, 2011, ArcelorMittal completed the offering of three series of US dollar denominated notes, consisting of USD 500,000,000 aggregate principal amount of its 3.75% Notes due 2016, USD 1,500,000,000 aggregate principal amount of its 5.50% Notes due 2021 and USD 1,000,000,000 aggregate principal amount of its 6.75% Notes due 2041. The proceeds to ArcelorMittal (before expenses), amounting to approximately USD 3 billion were used to prepay the last two term loan instalments under the Company’s €17 billion facility.

•
On February 18, 2011 ArcelorMittal and Nunavut Iron Acquisition Inc. announced they had taken up over 93% of the outstanding common shares on a non-diluted basis of Baffinland Iron Mines Corporation (“Baffinland”) under their joint offer (70% ArcelorMittal and 30% Nunavut) to purchase all the outstanding common shares and common share warrants of Baffinland.  On March 25, 2011, ArcelorMittal and Nunavut Iron Acquisition Inc. announced the completion of the court-approved plan of arrangement under the laws of Ontario pursuant to which they acquired all outstanding common shares of Baffinland not already owned by them.

For further information about some of these recent developments, please refer to our website www.arcelormittal.com

Second quarter of 2011 outlook

Second quarter 2011 EBITDA is expected to be approximately $3.0 - $3.5 billion. Steel shipment volumes, average steel selling prices and EBITDA/tonne are expected to increase as compared to the first quarter of 2011, while capacity utilization levels are expected to improve to approximately 80%.  Additionally, operating costs are expected to increase as compared to the first quarter of 2011 due to higher raw material prices.

The Company also expects mining production and profitability to improve in 2Q 2011 as compared to 1Q 2011.

The Company expects working capital requirements to increase in line with increased activity and prices, which is expected to result in a further increase in net debt in 2Q 2011. The Company expects its full year 2011 capex spend to reach $5 billion, of which $1.4 billion is estimated to be spent on mining.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,	March 31,
In millions of U.S. dollars	2011	201012	2010
ASSETS
Cash and cash equivalents including restricted cash	$3,872	$6,289	$3,756
Trade accounts receivable and other	7,994	5,725	6,733
Inventories	21,595	19,583	17,873
Prepaid expenses and other current assets	4,605	4,160	4,088
Assets held for distribution	-	6,918	-
Total Current Assets	38,066	42,675	32,450

Goodwill and intangible assets	15,051	14,373	16,385
Property, plant and equipment	55,477	54,344	57,866
Investments in affiliates and joint ventures and other assets	21,490	19,512	17,234
Total Assets	$130,084	$130,904	$123,935

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$3,718	$6,716	$4,990
Trade accounts payable and other	14,731	13,256	11,719
Accrued expenses and other current liabilities	8,508	8,714	7,322
Liabilities held for distribution	-	2,037	-
Total Current Liabilities	26,957	30,723	24,031

Long-term debt, net of current portion	22,758	19,292	19,420
Deferred tax liabilities	3,997	4,006	5,000
Other long-term liabilities	11,372	10,783	12,397
Total Liabilities	65,084	64,804	60,848

Equity attributable to the equity holders of the parent	61,161	62,430	59,199
Non–controlling interests	3,839	3,670	3,888
Total Equity	65,000	66,100	63,087
Total Liabilities and Shareholders’ Equity	$130,084	$130,904	$123,935

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	March 31,	December 31,	March 31,
In millions of U.S. dollars	2011	201012	2010
Sales	$22,184	$20,699	$17,428
Depreciation	(1,133)	(1,075)	(1,124)
Impairment	(18)	(381)	0
Operating income	1,431	397	577
Operating margin %	6.5%	1.9%	3.3%

Income (loss) from equity method investments and other income	148	74	93
Net interest expense	(459)	(413)	(352)
Mark to market on convertible bonds and the related call options	-	(293)	141
Foreign exchange and other net financing gains (losses)	(667)	(494)	(192)
Income (loss) before taxes and non-controlling interest	453	(729)	267
Current income tax (expense)	(314)	(145)	(202)
Deferred tax benefit	480	595	563
Income tax benefit	166	450	361
Income (loss) from continuing operations including non-controlling interest	619	(279)	628
Non-controlling interests (relating to continuing operations)	(11)	46	(40)
Income (loss) from continuing operations	608	(233)	588
Income (loss) from discontinued operations, net of tax	461	(547)	52
Net income (loss) attributable to owners of the parent	$1,069	$(780)	$640

Basic earnings (loss) per common share	0.69	(0.51)	0.42
Diluted earnings (loss) per common share	0.69	(0.51)	0.33

Weighted average common shares outstanding (in millions)	1,549	1,515	1,510
Adjusted diluted weighted average common shares outstanding (in millions)	1,550	1,516	1,573

EBITDA 3	$2,582	$1,853	$1,701
EBITDA Margin %	11.6%	9.0%	9.8%

OTHER INFORMATION
Own iron ore production10 (million metric tonnes)	11.8	12.6	10.6
Crude steel production (million metric tonnes)	23.5	21.6	22.5
Total shipments of steel products11 (million metric tonnes)	22.0	21.1	21.0

Employees (in thousands)	264	263	271

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended
	March 31, 2011	December 31, 201012	March 31, 2010
Operating activities:
Net income (loss) from continuing operations	$608	$(233)	$588
Adjustments to reconcile net income (loss) to net cash provided by operations:
Non-controlling interest	11	(46)	40
Depreciation and impairment	1,151	1,456	1,124
Deferred income tax	(480)	(595)	(563)
Change in operating working capital13	(1,844)	2,139	(1,592)
Other operating activities (net)	(554)	602	(289)
Net cash (used in) provided by operating activities - Continued operations	(1,108)	3,323	(692)
Net cash (used in) provided by operating activities - Discontinued operations	(190)	245	(27)
Net cash (used in) provided by operating activities	(1,298)	3,568	(719)
Investing activities:
Purchase of property, plant and equipment and intangibles	(1,031)	(1,379)	(519)
Other investing activities (net)	541	235	(120)
Net cash used in investing activities - Continued operations	(490)	(1,144)	(639)
Net cash used in investing activities - Discontinued operations	(105)	(34)	(26)
Net cash used in investing activities	(595)	(1,178)	(665)
Financing activities:
(Payments) proceeds relating to payable to banks and long-term debt	(487)	991	(30)
Dividends paid	(294)	(335)	(282)
Premium paid for call option	-	(1,363)	-
Sale of treasury shares	-	1,363	-
Acquisition of non-controlling interest	(91)	(4)	(373)
Other financing activities (net)	92	(28)	(22)
Net cash (used in) provided by financing activities - Continued operations	(780)	624	(707)
Net cash (used in) provided by financing activities - Discontinued operations	(8)	(12)	(12)
Net cash (used in) provided by financing activities	(788)	612	(719)
Net (decrease) increase in cash and cash equivalents	(2,681)	3,002	(2,103)
Transferred to held for sale14	-	(123)	-
Effect of exchange rate changes on cash	141	(58)	(148)
Change in cash and cash equivalents	$(2,540)	$2,821	$(2,251)

Appendix 1a - Key financial and operational information - First Quarter of 2011

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$4,939	$7,812	$5,889	$2,570	$4,261	$1,128
Depreciation and impairment	221	365	270	129	43	114
Operating income (loss)	307	106	210	125	84	493
Operating margin (as a % of sales)	6.2%	1.4%	3.6%	4.9%	2.0%	43.7%

EBITDA3	528	471	480	254	127	607
EBITDA margin (as a % of sales)	10.7%	6.0%	8.1%	9.9%	3.0%	53.8%
Capital expenditure15	112	261	251	190	28	200

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	6,063	7,631	6,059	3,706	-	-
Steel shipments (Thousand MT)	5,563	7,384	5,872	3,142	4,202	-
Average steel selling price ($/MT)16	830	928	902	691	973	-

Mining (Million MT)
Iron ore production17	-	-	-	--	-	13.6
Coal production	-	-	-	--	-	2.1
Iron ore shipped externally and internally at market price4	-	-	-	--	-	5.9
Iron ore shipped internally at cost plus4	-	-	-	--	-	3.7
Coal shipment shipped externally and internally at market priced4	-	-	-	--	-	1.1
Coal shipped internally at cost plus basis4	-	-	-	--	-	0.9

Appendix 1b - Key financial and operational information – Twelve Months of 2010

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	$17,684	$25,550	$21,315	$9,706	$15,744	$4,380
Depreciation and impairment	(864)	(1,481)	(1,071)	(454)	(290)	(638)
Operating income (loss)	691	534	1,004	681	166	1,625
Operating margin (as a % of sales)	3.9%	2.1%	4.7%	7.0%	1.1%	37.1%

EBITDA3	1,555	2,015	2,075	1,135	456	2,263
EBITDA margin (as a % of sales)	8.8%	7.9%	9.7%	11.7%	2.9%	51.6%
Capital expenditure15	574	792	687	515	124	525

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	23,101	30,026	22,550	14,906	-	-
Steel shipments (Thousand MT)	21,028	27,510	23,148	13,266	18,173	-
Average steel selling price ($/MT) 16	781	821	802	608	832	-

MINING INFORMATION (Million Mt)
Iron ore production17	-	-	-	-	-	68.5
Coal production	-	-	-	-	-	7.4
Iron ore shipped externally and internally at market price4	-	-	-	-	-	25.1
Iron ore shipped internally at cost plus4	-	-	-	-	-	21.6
Coal shipment shipped externally and internally at market price4	-	-	-	-	-	3.4
Coal shipped internally at cost plus basis4	-	-	-	-	-	3.2

Appendix 2a: Steel Shipments by geographical location18

Amounts in thousands of tonnes	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Flat Carbon America:	5,563	5,432	4,979	5,346	5,271
North America	4,421	3,877	3,680	3,857	3,869
South America	1,142	1,555	1,299	1,489	1,402

Flat Carbon Europe:	7,384	6,593	6,521	7,540	6,856

Long Carbon America and Europe:	5,872	5,698	5,772	5,984	5,694
North America	1,073	1,060	1,125	1,052	1,008
South America	1,337	1,312	1,342	1,366	1,260
Europe	3,202	3,018	3,083	3,345	3,210
Other19	260	308	222	221	216

AACIS:	3,142	3,392	3,261	3,409	3,204
Africa	1,272	1,179	1,115	1,347	1,319
Asia, CIS & Other	1,870	2,213	2,146	2,062	1,885

Appendix 2b: Steel EBITDA3 by geographical location

Amounts in USD millions	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Flat Carbon America:	$528	$158	$379	$657	$361
North America	402	101	179	355	54
South America	126	57	200	302	307

Flat Carbon Europe:	471	543	452	560	460

Long Carbon America and Europe:	480	315	603	677	480
North America	36	(25)	38	37	15
South America	238	184	414	419	377
Europe	143	78	103	174	60
Other19	63	78	48	47	28

AACIS:	254	215	274	417	229
Africa	92	(34)	104	193	190
Asia, CIS & Other	162	249	170	224	39

Distribution Solutions:	127	87	126	187	57

Appendix 2c: Iron ore production (million metric tonnes)

Million metric tonnes (a)	Type	Product	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
North America (b)	Open Pit	Concentrate and Pellets	6.7	7.1	7.4	7.6	5.7
South America (d)	Open pit	Lump and Sinter feed	1.2	1.4	1.3	1.1	1.0
Europe	Open pit	Lump and fines	0.4	0.3	0.4	0.4	0.3
Africa	Open Pit / Underground	Lump and fines	0.2	0.3	0.3	0.2	0.3
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump and fines	3.3	3.4	3.5	3.5	3.3
Own iron ore production			11.8	12.6	13.0	12.8	10.6
North America (c)	Open Pit	Pellets	-	4.6	2.2	2.5	3.2
Africa (d)	Open Pit	Lump and Fines	1.8	1.8	2.2	1.1	2.0
Strategic contracts - iron ore			1.8	6.3	4.4	3.6	5.2
Group			13.6	18.9	17.4	16.4	15.8

a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%), and Pena (Mexico-50%).
c)
Includes two long term supply contracts with Cleveland Cliffs for periods prior to 2011. On April 8, 2011, ArcelorMittal announced that it reached a negotiated settlement with Cliffs Natural Resources Inc. (“Cliffs”) regarding all pending contract disputes related to the procurement of iron ore pellets for certain facilities in the U.S.  As part of the settlement, Cliffs and ArcelorMittal agreed to specific pricing levels for 2009 and 2010 pellet sales and related volumes. Beginning first quarter of 2011, excludes long term supply contract for which settlement was reached.

d)	Includes purchases made under July 2010 interim agreement with Kumba (South Africa)

Appendix 2d: Iron ore shipment (million metric tonnes)

Millions metric tonnes	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
External sales - Third party	1.1	2.4	1.9	1.6	1.1

Internal sales - Market-priced	4.8	4.3	4.2	5.3	4.3

Internal sales - Cost-plus basis	3.7	5.8	6.1	5.6	4.0
FCA	0.3	2.0	2.1	1.8	0.2
Long	0.9	0.9	1.1	0.9	0.9
AACIS	2.5	2.9	2.8	3.0	2.9

Total sales	9.6	12.5	12.2	12.5	9.5

Strategic contracts	1.8	6.3	4.4	3.6	5.2
FCA	-	4.6	2.2	2.5	3.2
AACIS	1.8	1.8	2.2	1.1	2.0

Total iron ore mines	11.5	18.9	16.6	16.1	14.7

Note: Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

Appendix 2d: Coal production (Million metric tonnes)

Million metric tonnes	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
North America	0.55	0.49	0.60	0.56	0.60
Asia, CIS & Other	1.38	1.29	1.24	1.15	1.02
Own coal production	1.93	1.78	1.83	1.71	1.63
North America (a)	0.06	0.06	0.06	0.05	0.04
Africa (b)	0.07	0.04	0.06	0.05	0.06
Strategic contracts – Coal (a), (b)	0.13	0.10	0.12	0.10	0.10
Group	2.05	1.88	1.95	1.81	1.73

a)	Includes strategic agreement - prices on a cost plus basis
b)	Includes long term lease - prices on a cost-plus basis

Appendix 2e: Coal shipment (Million metric tonnes)

Million metric tonnes	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
External sales - Third party	0.81	0.51	0.51	0.61	0.48

Internal sales - Market-priced	0.32	0.29	0.42	0.34	0.21

Internal sales (AACIS) - Cost-plus basis	0.89	0.86	0.78	0.76	0.77

Total sales	2.02	1.67	1.72	1.71	1.46

Strategic contracts	0.13	0.10	0.12	0.10	0.10

Total coal mines	2.14	1.77	1.83	1.81	1.57

Note: Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments at the prevailing market price.  Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

Appendix 3: Debt repayment schedule as of March 31, 2011

Debt repayment schedule (USD billions)	2011	2012	2013	2014	2015	>2015	Total
Term loan repayments							-
- Convertible bonds	-	-	-	2.1	-	-	2.1
- Bonds	-	-	3.6	1.4	1.7	11.3	18.0
Subtotal	-	-	3.6	3.5	1.7	11.3	20.1
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
- $0.6bn bilateral credit facilities	-	-	-	-	-	-	-
Commercial paper20	1.9	-	-	-	-	-	1.9
Other loans21	1.4	1.5	0.5	0.2	0.4	0.5	4.5
Total Gross Debt	3.3	1.5	4.1	3.7	2.1	11.8	26.5

Appendix 4: Credit lines available as of March 31, 2011

Credit lines available (USD billions)	Maturity	Equiv. $	Drawn	Available
$6bn syndicated credit facility	18/03/2016	$6.0	$0.0	$6.0
$4bn syndicated credit facility	06/05/2013	$4.0	$0.0	$4.0
$0.6bn bilateral credit facilities	30/06/2013	$0.6	$0.0	$0.6
Total committed lines		$10.6	$0.0	$10.6

Appendix 5 - Other ratios

Ratios	1Q 11	4Q 10
Gearing22	35%	30%
Net debt to average EBITDA ratio based on yearly average EBITDA from Jan 1, 2004	1.5X	1.4X
Net debt to EBITDA ratio based on last twelve months EBITDA	2.4X	2.2X

Appendix 6 – Earnings per Share

	March 31,	December 31,	March 31,
In U.S. dollars	2011	2010	2010

Earnings per share - Discontinued operations
Basic earnings (loss) per common share	0.30	(0.36)	0.03
Diluted earnings (loss) per common share	0.30	(0.36)	(0.05)

Earnings per share - Continued operations
Basic earnings (loss) per common share	0.39	(0.15)	0.39
Diluted earnings (loss) per common share	0.39	(0.15)	0.30

Earnings per share
Basic earnings (loss) per common share	0.69	(0.51)	0.42
Diluted earnings (loss) per common share	0.69	(0.51)	0.33

Appendix 7 – EBITDA Bridge between 4Q 10 v 1Q 11

USD millions	EBITDA 4Q 10	Volume & Mix (a)	Price-cost (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 1Q 11
Group	1,853	218	342	(152)	321	2,582

Note: Table excludes analysis on account of others and eliminations.

a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at Reference period contribution (selling price–variable cost). The product/shipment mix variance indicates sales value gain/loss through selling different proportion of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution
b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c) Non-steel EBITDA variance represents the gain/loss through selling non-steel products like by-products, sale of assets etc. compared to the reference period
d) Others represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials etc as compared to the reference period.

Appendix 8 – Capex15

Capex USD millions	1Q 11	4Q 10	3Q 10	2Q 10	1Q 10
Flat Carbon Americas	112	171	132	146	125
Flat Carbon Europe	261	364	150	124	154
Long Carbon Steel	251	293	182	114	98
Asia, Africa and CIS	190	171	144	139	62
Distribution Solutions	28	63	25	19	17
Mining	200	260	112	86	67

Appendix 9 – End notes

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1 The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
3 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.
4 Market price tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market.  Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments at the prevailing market price.  Shipments of raw materials that do not constitute market price tonnes are transferred internally on a cost-plus basis.
5 Net debt refers to long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments.
6 As from January 1, 2010 the Steel Solutions and Services segment has been renamed ArcelorMittal Distribution Solutions (AMDS).
7 The financial information presented for stainless steel operations in ArcelorMittal’s books may differ from that in Aperam’s books, as in ArcelorMittal the discontinued operations are presented on a contributive approach. As a result all inter-company transactions with Aperam continue to be fully eliminated and the portion reported as part of discontinued operations and assets/liabilities held for distribution include only the contribution of Aperam to ArcelorMittal after elimination of intersegment results. Additionally there are differences on account of impairment, goodwill and others.
8 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.
9 Includes back-up lines for the commercial paper program of approximately $2.8 billion (€2 billion).
10 Total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).
11 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.
12 In accordance with IFRS the Company has adjusted the 2009 financial information retrospectively for the finalization in 2010 of the allocation of purchase price for certain business combinations carried out in 2009. The adjustments have been reflected in the Company’s consolidated financial statements for the year ended December 31, 2009.
13 Changes in operating working capital are defined as trade accounts receivable plus inventories less trade accounts payable.
14 The change in cash and cash equivalents in the cash flow does not match the balance sheet movement of cash for an amount of $123 million which was included in assets held for distribution in December 31, 2010
15 Capex includes the acquisition of intangible assets (such as concessions for mining and IT support).
16 Average steel selling prices are calculated as steel sales divided by steel shipments.
17 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and strategic long-term contracts).
18 Shipments originating from a geographical location.
19 Includes Tubular products business.
20 Commercial paper is expected to continue to be rolled over in the normal course of business.
21 As at December 31, 2010 $57 million ($68.2 million at December 31, 2009) of guarantees have been given in relation to debt of non-consolidated entities.
22 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.